DUNDEE

CORPORATION

2005 ANNUAL REPORT

D U N D E E   C O R P O R A T I O N
Serving our shareholders, our clients and the community at large

Table of Contents

Chairman’s Report	5
Highlights	6
The Chief Executive Officer’s Report	7
Corporate Directory	50
Standard & Poor’s Corporate Rating of Dundee Corporation	52

Shareholders’ Annual Meeting

The Annual Meeting of Shareholders of

Dundee Corporation will be held on Thursday, June 22, 2006 at 3:30 pm (Toronto time) at The Ontario Club, 5th Floor, Commerce Court South 30 Wellington Street West (Northeast Corner of Bay & Wellington) Toronto, Ontario, Canada M5L 1A1

This annual report covers the affairs of Dundee Corporation. Shareholders are advised that Dundee Corporation’s principle subsidiaries and affiliates – Dundee Wealth Management Inc. and Eurogas Corporation, as well as Dundee REIT, Breakwater Resources Ltd. and Dundee Precious Metals Inc. each publish their own annual report.

For more information on these companies, contact the Secretary of Dundee Corporation for a copy of their annual report.

Copies of the audited consolidated comparative financial statements of Dundee Corporation, together with the report of the auditors thereon and management’s discussion and analysis of the Company for the year ended December 31, 2005 may be obtained on request without charge from the Secretary of Dundee Corporation, Suite 5500, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 4A9, telephone (416) 863-6990. Copies may also be obtained through the Internet at www.sedar.com or www.dundeecorporation.com.

This Annual Report contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and conditions. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, both known and unknown. These forward-looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied in this Annual Report. The forward looking statements that are contained in this Annual Report are made as of May 15, 2006, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events, or otherwise. The reader is cautioned not to place undue reliance on forward looking statements.

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4	D U N D E E C O R P O R A T I O N

C H A I R M A N ’ S R E P O R T
Harold P. Gordon, Q.C.

Musings from the Chairman

In the immortal words of Yogi Berra “You can observe a lot just by watching”.

As Chairman of Dundee Corporation, I have watched and observed:

• Dundee build and use its strong foundations to focus its efforts on wealth management, through Dundee Wealth Management Inc., real estate through Dundee Realty Company and Dundee REIT, and natural resources, principally through Dundee Precious Metals, Breakwater, Eurogas and Dundee Resources.
• A group of talented hardworking and motivated individuals who with their teams have managed these different businesses in a responsible manner.
• The positive results that can be achieved from a culture of integrity, entrepreneurship, perseverance, dedication and giving back.

The financial results reported by Dundee should be viewed in light of the remarks of Warrren Buffett who, at the most recent annual meeting of Berkshire Hathaway Inc., stated that there are differences between proper accounting and understandable accounting. Nevertheless I am confident that Dundee will continue to achieve strong results, enhance shareholder value and benefit all stakeholders.

The Board of Directors have diligently exercised their duty to oversee capital allocation and the investments of Dundee and have approved and supported the strategies proposed by senior management.

Our corporate governance practices continue to be enhanced and are appropriate and relevant.

I want to personally congratulate all of the employees of our investee companies for their contributions.

My particular thanks to my fellow Board members for their wisdom, assistance and patience.

Harold P. Gordon, Q.C.
Chairman
May 15th, 2006

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H I G H L I G H T S

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T H E  C H I E F  E X E C U T I V E  O F F I C E R ’ S  R E P O R T
Ned Goodman, CFA

Dear fellow Dundee Corporation shareholder,

We live in a world filled with shareholder and media activism, in some instances almost solely for the sake of media attention to activism.

Most activists are exhibiting a moral outrage which may or may not be legitimate. It is usually displayed by envy, hatred, bitterness, financial reward and/or biased personal opinions. Some have called moral outrage, jealousy with a halo. Many so-called activists are well aware of at least one of Lenin’s teachings – a lie told often enough becomes the truth and that a little inaccuracy saves a ton of explanation.

To compound the problem of future communication to investors we, in Canada, now have something called Bill 198 which is a law enacted as of January 1, 2006 to make it easier for shareholders to search for a grievance and develop a class action law suit to recover any losses that may have resulted were they to buy shares of a company based on the information provided which is subsequently proven incorrect, whether inadvertent or otherwise.

For that reason you will note a legally constructed “Forward Statement” clause inserted on the front cover of this report and in many other instances by reporting issuers.

As a further result related to forward statements, my preparation of this annual message to shareholders is more appropriately a backward look. I chose this year to play back many of the historical references about our company, the overriding corporate culture that has been with us since the formation of our company in October 1991 and some of the significant risk capital allocations undertaken during my regime as Chief Executive Officer.

Having done so, I have to say that I am very proud of our achievements, especially as to how we allocated our risk capital over the fourteen years Dundee Corporation has been in existence, and I hope the shareholders that do read this message feel likewise. Nobody should take this exercise in nostalgia as an indication that I do not intend to stay on the job for a further long period of time.

While I was looking at our growth in value as laid out later in this message, and trying to decide how to segue into the topic at hand, I came across an advertisement from one of the world’s premier management consulting firms. The headline asked the question: “What makes high performance businesses great?” It came with a heading stating that orchestrating the capabilities to achieve high performance remains a challenge; and I agree. The substance of their ad was about a research initiative that they began nearly three years ago to attempt to learn how great companies consistently outperform their rivals. What did they find?

1.	A company’s success is linked to its core characteristics and its overall corporate culture.

2.	Successful companies pursue customer-valued innovation.

3.	They maintain a discipline in their execution.

4.	It is a maxim that as industries mature, business consolidates to attain scale, but those companies that resist consolidation and “survive the shakeout” inevitably “win big.”

5.	To sustain long run performance companies must successfully navigate through continuously changing business cycles.

6.	Great companies achieve their performances “through the balance, alignment and renewal of what is identified under three building blocks:

	a)	anatomy of high performance

	b)	capabilities of distinction

	c)	market focus and position

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The Chief Executive Officers Report

7.	High performance companies move beyond process to profits by “changing the rules”:

	a)	First, they use a single core competence with additional innovation and

	b)	Second, they build out from the core competence to develop new capabilities and applying them to new markets.

8.	Strategic direction is important. High performance companies “always seem to be in the right place at the right time”. When buyers head in new directions they are one step ahead “excelling in market focus and position.”

The advertisement also says, “For the complete text of their articles on this subject and others, visit accenture.com/findings.”

I believe that to varying degrees our company has utilized many of the above requirements to achieve high performance. Are we a “great business?” We leave that to others to determine.

Jack Welch once said – “You can have the greatest results in the world – financial or otherwise – but if you don’t live your company’s values and behaviour you run the risk of having your boss needing to use his or her political capital to defend you – stick to the company culture!

The New York Times recently reported on the new corporate rules that former Marine Captain, Dave Mudd, as a new CEO, has brought in to Fannie Mae. Fannie Mae is a company which is undergoing formal investigation on their accounting practices that occurred under the direction of its former CEO.

Mr. Mudd started his new role with a few simple rules:

• Respect the views of others
• Minimize internal politics
• Apologize and quickly fix mistakes
• Make the company a spin zone

According to the New York Times those simple rules, which are almost biblical, stand in stark contrast to how Fannie Mae operated under its previous leadership who supposedly made “arrogance an art form”.

Notwithstanding his new rules of corporate conduct, Mr. Mudd said, “We have a long way to go”  -----  “of all things the one with the longest tail is the culture.”

As the leader of the company, shareholders should be assured that I understand my commitment to backing factual positive activities with our risk capital and other corporate resources while maintaining a disciplined and proud corporate culture with core values.

This requires a fine line of balance between loyalty to those under me in a proper proportionality to our ability to withstand the possibility of significant losses in the future as the price to pay for doing business today. Once a decision is made to go forward, however, be assured that we will not withdraw too quickly because of any short term underperformance.

Our business is notorious for being subject to a plethora of bloated egos. The distinction in this area is subject to the critical feeling as to the difference between the ownership of the company or the renting of a property. Renting means that one has a contractual right to the use of a company’s capital, its resources and its reputation under well defined terms and conditions.

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The Chief Executive Officer’s Report

Ownership, on the other hand, implies a full set of owner’s rights over the property in perpetuity. In business school parlance, empowerment has become a buzzword to describe many decision makers down the organization hierarchy. On the negative side, many believe that empowerment implies the extreme feeling of false ownership – seen in phrases like – “my people” – “my division” – “my business” – that incorrectly implies the empowerment that comes with ownership.

But the fact of commercial life is that it is only shareholders who own the business. Everyone else in the company – including myself, senior executives, divisionally or corporately, and the board of directors – are essentially employees, renters, with their rights protected by contracts, implied or otherwise. We therefore share in a status similar to tenants. As an employee, we are all renting our company’s reputation and managerial and financial resources to make a profit. The shareholder, as the landlord, should only be interested in the maximization of the value attributed to their property. This means that as management we must allocate our resources to achieve a reasonable and competitive return on our risk capital. However, before we can take on the job that we as management must be empowered to do, shareholders must realize that there is always an unstable relationship between risk, return, time elapsed, and a breakdown of culture.

We attempt, in all instances, to never taking the risk that can put us out of business. Further we ask shareholders to realize that we always commit our resources with a long term expectation of very large return, and our style and culture has been proven over the years notwithstanding the frequently questioned “lumpy earnings”.

As an owner/manager and chief allocator of our Company’s risk capital, my time frame perspectives present major differences from some of those companies that must provide quarterly earnings that constantly rise and/or beat guidance. I have learned the hard way that it is almost impossible for management to estimate quarterly earnings. To think that the entire trading on the stock market seems to depend on whether or not a company beats the average of sell side analysts’ forecasts or the company’s own guidance, is totally ridiculous.

We pursue the use of our financial resources and its allocation and viability with a view that lasts over years.

I am proud to say that within the Dundee Group of companies our culture is well defined. This is not to say that our culture is better than others – let’s just say it is us, it is who we are, it is who we want to be.

Our capital allocation policy is to maximize return on every dollar invested, and:

• Avoid unnecessary risk
• Invest in predictable and repeatable projects
• Invest in projects that have a long economic life
• Target a high degree of ownership and control
• Stay away from moral and ethical risk.

Personally, I have found, in my travails as a security analyst and portfolio manager for over forty years, that the key ingredient for a winning company and ultimately its value growth and its stock price really comes down to two basic characteristics:

1.	The culture of the company as laid down by its leader

2.	The allocation of risk capital by the chief executive officer.

I have been the leader and CEO of Dundee since October 1991. The subject matter for this annual report message are the previous fourteen annual report messages for Dundee Bancorp Inc. (now Dundee Corporation) as well as for Dundee Wealth since 1999. We do so in order to give shareholders a view as to how we may be measured on culture and the allocation of capital over the years. Shareholders should be aware that the CEO of a company has the final word on capital allocation and that’s the metric that should be used to assess his/her worth to the company.

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The following paragraphs are parsed from the many pages of my comments in the past fourteen years of annual reports of Dundee Bancorp and Dundee Wealth. We have been in business for fourteen years and this is the fourteenth report. We will complete fifteen years of existence in October 2006.

May 11th, 1992

We regard the report of the Board of Directors to shareholders accompanying an annual report as the single most important avenue of communication between management and shareholders. From the outset, we plan to make it a clear and candid discussion. We will at all times endeavour to inform shareholders as to what we are trying to achieve corporately and the reasons for our strategy.

We believe that by reporting candidly, on a continuous basis, shareholders will gain the necessary insight into the nature of the company and the character and integrity of the people who manage it. While fiduciary responsibility alone cannot guarantee investment success and profits, it does help to ensure that the company will be managed in a manner such that the interest of all shareholders are placed front and centre.

Maimonides, a 12th century doctor-philosopher, with a focused, disciplined and scientific methodology, and Thomas Jefferson, with similar philosophical attitudes, both concluded in their writings that they like the “dream of the future better than the history of the past”.

With the acquisition of International Corona’s non-gold assets, Dundee Bancorp started with a broad range of investments which originally made good sense as part of a corporate diversification program for Corona’s low-cost gold production, but for the most part, make much less sense for an asset management company like Dundee Bancorp.

Concurrently with the acquisition of the aforementioned assets, management remained responsible for the day-to-day operations of Dundee Capital. Dundee Capital’s mutual fund division, the Dynamic group of funds, was marginally profitable in 1991 and looks forward to increased profitability in 1992. Dundee Capital’s investment counseling division, Goodman & Company Ltd., was established in late 1990 with six seasoned professionals with a wide range of experience including previous management of our Dynamic funds.

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Dundee Bancorp subscribes to the notion that the creation of wealth arises from the exploitation of a natural resource, the development and packaging of something distinct or unique, or as a by-product of solving problems not solvable by others.

History has demonstrated that the market offers superior returns to those investors who are able to recognize important new information and correctly anticipate its effect on the market. Dundee Bancorp’s management has the ability to achieve an added advantage not available to passive investment portfolios – it can, when necessary, repackage, or restructure the investee company with the view to achieving long term superior returns.

April 30th, 1993

Our objective is to achieve outstanding per share value for Dundee Bancorp on a long-term basis. We expect to achieve this objective by managing our own business well and by using our capital to help others develop businesses in a manner which generates positive cash flow for them and consistently earns an above average return on our invested capital. As investors, we recognize that the keys to superior performance are knowledge, entrepreneurship and sound management principles.

We will always conduct ourselves with integrity, dignity and ethically in all of our dealings.

April 8th, 1994

From the beginning we resolved that our business at Dundee Bancorp Inc. would involve more than just investing. The key word that we have used to describe our investment activities is definitely “management”. Investment management is a hands-on process which we conduct on a global basis.

Our investment performance, and a successful pursuit of a relationship sales service program, has resulted in funds under our management increasing dramatically in the last year. Goodman & Company, Investment Counsel today manages in excess of $2.2 billion, up dramatically from less than $1 billion one year ago. The division is highly profitable and is growing rapidly.

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The Chief Executive Officer’s Report

Our Dynamic Mutual Funds division has its roots in 1957 with the start of the Canada Dynamic Investment Co. Ltd., a private investment club in Montreal. In 1963, Dynamic Fund of Canada was incorporated and the first prospectus was issued. Dynamic Fund Management was formed in 1979 and the Dynamic Income and American Fund were introduced.

We estimate the industry can reach $300 billion of mutual fund assets under management by the year 2000, a compounded growth rate of 17%. Dynamic hopes to capture an increasing share of this market growth.

Dynamic’s greatest strength during 1993 was Goodman & Company’s ability, as its money manager, to develop superb fund performance.

Our dedication to increasing shareholder value includes always studying the efficacy of vertically integrating our activities as well as prudent line extension of our investment banking and management expertise.

We were instrumental in forming Kinross in May 1993 through the amalgamation of three Dundee-controlled companies, Plexus Resources Ltd., CMP Resources Ltd., and 1021105 Ontario Corporation.

Early in 1993 Dundee Bancorp entered the natural resource royalty business through Repadre Capital Corporation.

We are of the belief that established institutions and developers involved in the Canadian real estate market have suffered setbacks so serious that they are now almost totally discouraged from owning real estate. This negative attitude towards the ownership of Canadian real estate has made opportunities available to purchase real property significantly below future economic value. Over the next five years it is our belief that billions of dollars of Canadian real estate will be changing ownership due to economic necessity and that new capital will be at an advantage in this inefficient market.

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Our objective is to establish Dundee as an investor in real estate for our own account and as a conduit for other investors. We expect that by selectively uncovering unique buying opportunities and matching the project with the equity to improve the asset, we will be able to acquire real estate with excellent potential to achieve high returns with relatively low risk.

March 8th, 1995

Our combination of shared values, strong teamwork, good fund performance and exceptional service to our clients are the keys to building a successful mutual fund company.

Nineteen ninety-four was a year of further progress towards our “dream” of creating the global investment management business of Dundee Bancorp Inc. We transacted in excess of $1 billion of mutual fund sales and firmly established Dynamic Mutual Funds as an important member of the fast growing Canadian mutual fund industry. Dynamic was named “Fund Company of the Year”.

Our corporate investment portfolio also achieved considerable success in 1994. Kinross Gold Corporation, which we were instrumental in forming in May 1993, was the best performing gold mining security in North America, achieving a market capitalization in excess of $600 million. As a result of the success of Kinross, we sold almost all of our Homestake Mining Company position in order to reduce our exposure to gold securities.

Our ultimate corporate goal at Dundee is profitable growth in both revenues and cash flow, consistent with increasing shareholder value. We are not interested in solely increasing revenue or size in order to gain market share. Therefore we remain selective and focused in pursuing new business activities.

Goodman & Company, Investment Counsel, established in all aspects of money management, needs to strengthen its capability to provide the specialized service required by high net worth clients. During 1995 we plan to aggressively expand this aspect of our business.

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The challenge is to ensure that we remain focused, and that we do not become complacent, dwelling on either past achievements or current successes. We are mindful of the opportunities and rewards that are available to all stakeholders of a growing profitable organization.

We realize that generally investors do not have the time, knowledge or inclination to immerse themselves in the many complexities of financial markets. That is why we always recommend the assistance of a qualified financial advisor.

Preston Developments is the largest land developer in Saskatoon. In July 1994 we purchased 27% of the company as part of reorganization. The company owns sufficient residential land to satisfy demand for many years. As a result of the recapitalization of the company, Preston has a strong balance sheet and is now able to explore new strategic real estate opportunities.

March 21st, 1996

Dundee’s working environment is characterized by lateral thinking and a unique collegial atmosphere, which allows for the anticipation of, and response to, new global investment patterns.

Dundee Bancorp has increased its funds under management by 62.5% to $5.2 billion and our cash flow, profitability and the industry presence of our Dynamic Mutual Funds have increased dramatically.

In an industry where it is important to have established a diverse distribution capability, brand name awareness, a good balanced mix of assets and a commitment to quality service, Dundee is well positioned for future growth. Our objective is to be an industry leader in investment management, with strengths in both domestic and international capital markets.

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In conjunction with several other Canadian mutual fund companies we created FundSERV, a sophisticated network electronically linking ourselves with our customers, the brokers and dealers and financial planners across the country.

In almost all areas of the company we have the ability to significantly increase our revenues without a proportionate increase in fixed costs. Obviously the shortest road to increased profit margins is to increase funds under management and revenues. We are doing so.

In addition, we are attempting to increase that portion of assets under management which have a performance fee arrangement.

Dundee’s merchant banking activities centre around developing projects, particularly resource projects, from inception through to development and ultimate production. Dundee brings the necessary expertise to fully comprehend the risks associated. When our role as a developing investor is no longer required by the investee company, we quietly depart the scene and begin selling our position in the open market.

A further area of Dundee difference is our company-wide use of Edward de Bono’s concept of lateral thinking. Lateral thinking is the stuff of change or progress and is concerned with the generation of new or different ideas. Lateral thinking, as developed by de Bono, restructures, escapes from, and attempts to create new patterns of thinking utilizing the same information base. We utilize the process of lateral thinking to develop changes in our attitudes and approach. Essentially we try to refocus the way we look at familiar or repetitive situations. We try to look behind the usual or common perceptions to the fundamental issues.

Maximum results emanate from those companies that have a truly long-range outlook concerning profits. Dundee, because of its share ownership and structure, has the advantage of being able to curtail those impulses related to maximizing short term gains in order to build its Dynamic and Goodman franchises for greater long term profitability.

Our corporate investment horizon is measured in years, not months.

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H. L. Mencken said it best when he wrote: “Conscience is the inner voice that warns us somebody may be looking.” At Dundee, not only is conscience the inner voice with regard to others watching, but it is the inner voice that tells us we should be our own judge.

With regard to character and integrity, we at Dundee feel that all companies should contribute to their environments and the social improvements of their neighbourhood, city, province, country and planet. To this objective, Dundee contributes one percent of pre tax profit to the Dynamic Fund Foundation and we take great pride in making substantial contributions to many worthy community causes across Canada. We care, and encourage and assist all of our employees to act in a responsible and caring fashion.

Integrity and good ethics are the cornerstones of responsible business. As a participant in the investment management industry, we recognize that not only must we behave with integrity and ethically, but that we must ensure that everything we do passes the ethical test. We as management have set high ethical standards for ourselves and for all of our employees.

March 14th, 1997

In the last five years, the Canadian mutual fund industry was the fastest growing industry in Canada, growing by 324%. Dynamic Mutual Funds grew by 725%.

Dynamic grew more and faster than the industry as a whole because of our investment performance, the build-up of our brand awareness, our reputation for honesty and integrity, our program of educating potential investors, our policy of being user-friendly and strength in mutual fund administration.

Key to our success has been our absolute commitment to the need for personal financial planning and the value of independent advisors. We truly believe that for long-term success, every investor – regardless of the level of sophistication – requires a plan or investment policy along with sound professional advice for implementation.

There is no question that major changes are taking place in the distribution of mutual funds in Canada. This new environment presents a challenge not only for us, but also for many of our partners. Margins of small financial planning firms that act as independent distributors are under increasing pressure, and

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more of them are expected to merge or sell out. Maintaining our current sales networks as well as obtaining distribution through the chartered banks and larger insurance companies will become more important for long-term success.

Goodman & Company, Investment Counsel, the heart of our investment management process, has coped successfully with the growth of our overall funds under management, which currently stand at $7.2 billion.

We ask our people to be passionate about their chosen vocations and committed to their assigned positions. Dundee cannot endure mediocrity and cannot afford to carry dead weight. We inculcate attitudes of good morale, teamwork and creativity. The result is performance excellence. Performance is what pays our salaries and bonuses. Performance is what sells our mutual funds. Performance is what makes our share value increase.

Creative people, we know, are goal-oriented and not limited by commonly used problem-solving methods. They tend to challenge the conventional mode by using unorthodox approaches. Creative people are intellectually curious with open minds that allow them to accept new information or put old information to work in a different way – without concern for peer ridicule. Our creative people are intense, passionate, mentally ready and highly motivated.

To develop such a team, we maintain an atmosphere that fosters participation by all without inhibition. Our collegial environment helps our managers and analysts hone their ability to properly assess risk-reward situations and then make decisions without the fear of making a mistake.

We challenge our people to perform and reward them well when they do so. Every one of them has uniquely personal needs for recognition. We respect those needs and seek to meet them within our fundamental team philosophy.

We created Dundee Realty Corporation in 1996 to access capital markets in order to support the growth of our existing real estate operations and to facilitate additional acquisitions. Dundee Realty is now a diversified public real estate company engaged primarily in the ownership, development, management and syndication of commercial and residential real estate in Canada and resort properties in Colorado.

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March 13th, 1998

Several years ago we adopted the rowing motif because it is so representative of how we manage our business and how we manage our clients’ money. A rowing team must first focus on its destination and direction. Then, the boat moves forward only if all the rowers pull together with coordinated effort at an appropriate pace. Each member must contribute. And each member must be able to function as one part of a cohesive unit. Well-honed skills, daily discipline, shared values, a focus on long-term performance and a commitment to pull together as one.

As investment managers and counsellors, our heritage is one of fair and honourable dealing. It is a heritage that consists of values handed down over hundreds of years by our professional predecessors –values that we respect every day and that we fully intend to hand down to those who follow.

Our view is that the Canadian mutual fund industry is at a “strategic inflection point” because the fundamentals of fund distribution are changing. The industry’s overwhelming success has awakened the sleeping giants of the banking community, and the industry’s relative ease of entry has created many new smaller companies that are formidable competitors.

Those organizations which control the distribution channel – banks, insurance companies, full-service brokers, mutual fund dealers and financial planning companies – are increasingly creating their own in-house mutual funds and other investment products for direct distribution through their own salespeople.

To remain a significant player in this environment, we have begun a long-term strategic transformation. We must evolve from our roots as a pure value-based investment manager and manufacturer. We must remake ourselves into an investment concern much better equipped to compete with the new forms of financial production distribution.

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Our overall fundamental view of the global economy is positive and calls for continued growth. We are, however, concerned that after an incredible three-year run, the well known and popular global index stocks are now beyond the upper end of their valuation parameters. They are expensive. They are over-priced. They are over-bought. To justify those valuations, their earnings must continue to grow. But it is becoming easier to recognize that it’s harder and harder for those companies to continue to increase productivity at rates high enough to maintain the current upward momentum in their price-to-value ratios.

During 1997 we expected a turnaround in the 16-year bear market for commodities. Aside from brief upswings, that hasn’t happened – yet.

Greater prosperity and the spread of democratic capitalism fuels the appetite for a higher standard of living; more consumer goods, better housing, cars, and a better life in general – not just for us in North America, but for people all over the developing world.

Economic growth creates the need for, and the ability to provide, better infrastructure, and infrastructure requires resource commodities.

We recently made a long-term commitment to investment banking by acquiring 100% of Eagle & partners. Our initial goal is to serve institutional clients on a national basis. Once we have built this business to a satisfactory level, we will consider expanding into traditional retail brokerage.

Less than two years ago, we took the Dundee real estate assets from previous merchant banking transactions and moved them into a junior corporation listed on the Alberta Stock Exchange. The result, Dundee Realty Corporation, is now listed on the Toronto Stock Exchange and stands today on the threshold of becoming a significant force in the Canadian real estate industry.

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April 15th, 1999

Dundee Bancorp had begun a process of long-term strategic transformation which would allow us to evolve into a more fully-equipped investment management concern able to effectively compete with the Canadian banks and other organizations engaged in new forms of financial product distribution.

As we were preparing for our future positioning we were clearly not satisfied with the performance of many of our fiduciary investment portfolios. During the latter part of 1998 we made a number of changes to the “heart” of our organization – our investment counsel division. Our team has now been restructured and expanded. We have also made certain process changes aimed solely at improving our investment performance.

We subscribe to the theory that the passion of any corporate leader has to be growth of his or her business. We have that passion for growth, and know that the secret of growth is the same as the secret for life. We must be alert to the necessity to adapt to the constantly changing external environment and we must be prepared to endure permanent change.

We have faced what some have called the “barnacles of bureaucracy” that seem to grow with stealth, as an organization rapidly expands. The concern for our good people and how they relate to each other began to be taken for granted: a situation whereby the required passion, trust, forbearance, motivation, goodwill, creativity and spirit that had been our hallmark, became harder and harder to emulate and sustain.

Our internally generated correction took place in the three most important areas of concern for an investment management company – people, philosophy and process. We were comforted by that fact that we were not the first investment manager that has undergone a period of adjustment. Many have become even more successful after removing obstacles to growth.

The key to good investment decisions and successful investment performance is not only having good people, but providing those good people with a good working environment. Creative people and people with passion for an investment philosophy need the process and the environment that allows resources and information to flow with maximum flexibility and creativity. The process requires charismatic leadership, delivered with enthusiasm, and a demand for discipline. At the same time, the process must recognize the unique personalities of successful money managers; people for whom old fashioned stock

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picking runs deep, who eat, sleep, live and breathe for their stocks; individuals who read Barrons, the Economist, and the Wall Street Journal, for fun. Our process promotes and demands a passion for excellence, and is today being achieved with excellent team morale.

Shareholders should be aware that our passion and vision is to grow our company in a manner that causes long-term appreciation in shareholder value. We stress the long-term aspect, because it is sometimes necessary to take some short-term pain to achieve one’s long-term goals. We are focused on widening our horizon and unleashing our creative juices and imagination to exploit the growth prospects of our business.

To watch dynamic change occurring in your industry is sometimes frightening and definitely eye opening. To even try to participate, is inherently difficult. As a leader of change, it is often hard to differentiate your position from whether you are being visionary to being foolhardy. Our strategy to consolidate the manufacturing and distribution sectors of the wealth management industry is really a recognition that our playing field has been redefined. We are convinced that the repositioning of our model allows us to achieve the future growth that we desire.

Our vision model is comprised of a financially large, fully integrated organization from manufacturing to distribution to operations, each segregated into separate but totally integrated units that excel in their individual discipline.

We have always been totally committed to the credo that the consumer of wealth management products requires and demands sound third party advice and counsel.

It is our intention to float our wealth management financial service business which includes investment management, financial planning, independent full service brokerage, and individual wealth management as a stand-alone, publicly-traded subsidiary company. While we intend to remain a large majority owner of the new company, we recognize that in order to attract those people that will make the business grow to its maximum, we must be able to provide them with liquid, publicly-traded ownership at a direct level.

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The traditional Canadian banking industry has actually curtailed its activities in providing banking services. This is especially true in the two areas where we have particular expertise – resources and real estate.

From this perspective it makes sense for us to specialize our merchant banking activities and eventually offer commercial banking services as well as investment and corporate finance services to the beleaguered Canadian resource and real estate industries.

The Canadian publicly-traded real estate industry is in the early stages of transition following a period of extraordinary growth. Dundee Realty Corporation is a product of that extraordinary growth.

In less than three years we have been able to take Dundee Realty from $5 million of real estate assets to over $1 billion.

When Dundee Realty was created in 1996, it was one of the only companies in Canada to base its growth on the attractiveness of real estate as an asset class. We remain firm in the belief that this strategy was well-founded. Commercial real estate stands out as being unbelievably attractive.

At the current moment, in our view, commodities in general and zinc in particular are incorrectly discounting a global recession and, as a result, are selling at lower prices than seen in a generation. The reconstitution of global growth is the more likely scenario, setting the stage for that long-awaited change in the market for commodities and resource-related equities.

We know that by fostering the growth of our company by attracting only the best and brightest people, we may be actually accused of encouraging those who may be tabbed as maverick, unconventional and eccentric. We also know that more than anything, those talented people with humility, versatility and creativity, are the agents of our future success. We encourage them to continue to make the lateral thinking decisions that take them beyond the normal call of duty.

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April 11th, 2000

As we enter the new millennium and reflect back on the final year of the twentieth century, we have to say it was clearly an event-filled and overall positive year for our company. Dundee Bancorp Inc. has been in existence since October 1991 and we have grown dramatically over the past nine years. However, during the last twelve months we have actually achieved the platform that positions us for even greater growth.

The acquisition of Deacon Capital Corporation in December 1998 and the growth of Dundee Securities and Dundee Private Investors in 1999 have created a very fast growing investment banking and asset gathering concern with almost 400 financial planners administering close to $7 billion of client assets through over 100 offices across Canada.

Dynamic now offers growth investing, value investing and focus investing. This dramatic shift to the “three styles, one goal – Dynamic Performance” repositions Dynamic so that clients can diversify as to style as well as industry and geography. Dynamic is the only Canadian mutual fund manufacturer to offer the three style concept.

The investment performance of Dynamic Mutual Funds in 1999 has been exceptional. The diversification of three investment styles – value, growth and focus through Dynamic, Dynamic Power and Dynamic Infinity Funds – sets the stage to once again achieve positive gains in assets through net sales.

We are fortunate today to enjoy at Goodman & Company, Investment Counsel one of the best disciplined investment management teams in the world. The objective is not only to deliver great products and services that we believe will answer the customer needs – but to deliver the financial products that our customers really want, when they want them.

Dundee Securities, our investment banking and brokerage unit, was expanded during the past year from an institutional boutique to a full service integrated investment dealer offering advice to institutions, corporations and individuals.

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The objective of the distribution side of Dundee Wealth Management is to provide the finest independent advisory services and products to its clients while always acting with integrity and due diligence. It is fully recognized that the easy part of financial advice has, to some degree, been commoditized and Dundee Wealth is investing in the capability to provide more sophisticated advice to those clients whose portfolios require higher degrees of complexity.

As we have always maintained, a “snap-shot” of the market values about our corporate portfolio does not give its true worth, as many of our holdings are more valuable control positions, the value of which is not reflected in the stock market.

Our recently built Dundee Wealth distribution and investment banking business is designed to attract assets under management and administration, providing leverage to our existing infrastructure platform. We intend to more fully serve our existing clients, while attracting new clients, and to augment our team of professional advisors. The leverage existent on our platform has unbelievable potential for margin expansion and increased net earnings.

We are totally committed to the financial service industry and are awaiting the proposed revisions to the Canadian Bank Act in anticipation of forming a bank. In the interim, we have made application to the regulatory authorities to form a trust company so that we can even sooner be in a position to offer banking services to our clients.

The Warren Buffett buy and hold “focus” style is particularly suited to describing Dundee Bancorp’s investment characteristic. It certainly describes my family’s philosophy towards our large investment in the shares of Dundee Bancorp.

We begin the new century totally focused on the financial service business and how we can help to provide the customers and clients of our subsidiaries and division with timely advice, products and services. The wealth management industry continues to offer solid growth prospects with attractive risk-adjusted profitability. Our platform at Dundee Wealth Management has been repositioned such that we are poised to move forward to higher and higher levels of revenues and profits.

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Our future success depends on our ability to produce a differentiated line of investment product. A brand identity that connotes trust and a positive image must go along with the product excellence. In the investment business, performance wins business, but service, relationships and consistency of philosophy keeps it. As new technology transforms our business, we are committed to challenging the way our industry generates ideas and services the ultimate client.

March 31st, 2001

The question that I am most frequently asked by all Dundee stakeholders and potential customers is –“What is your vision? What are you trying to achieve?” Dundee is the only Canadian wealth management company that has evolved from a successful mutual fund manufacturing facility to a company which today also includes a successful financial product distribution division. Over two years ago we fully recognized the emerging power shift in our industry, and responded. As a direct result of regulatory changes and the significant entry of the banking community into the wealth management industry, there has been a massive shift of power to the distributor of product from the manufacturer of product.

While we have the economic critical mass in assets under management, we know that we are still deficient in critical mass in terms of the number of independent financial advisors that we service. We are still at least one year away from achieving that economic critical mass, as well as enjoying the significant revenue and cost synergies available to us from the entire organization working as a single unit.

While our vision necessarily outlines the future, only passion, training, teamwork and discipline will allow us to realize the full potential of that future. We are using the best available information, and we have and will recruit the best people to get us to that fully integrated financial service platform. We are focused on that one goal and intend to achieve it.

A climber of Mount Everest requires many thousands of steps, and likely a few hundred painful slips along the way. Achieving our vision will require time, effort, patience, faith and a passion to get there. Short-term difficult goals are only achievable if we retain the mental preparedness aligned with our long-term vision. But as life usually expresses itself, expect to see us take some minor slips and falls along the way, only to get up and try again.

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Virtually every asset in our Company, financial service or not, has been developed with significant Dundee assistance and we are very proud of our ability to create shareholder value.

Notwithstanding the position of the current capital markets, we are living in a unique era – an era that is on the cusp of what could be the greatest period of innovation and creativity. The world has more than enough food to feed itself and technology and mechanization allow the performance of many physical tasks which were overwhelming the past. The internet, satellites, video and wireless communication, of a worldwide basis, allow unbelievable amounts of collected knowledge to be instantly available almost anywhere.

The year 2000 was a year of innovation across our Company. It was a year of innovation for our product line-up as we created new, leading-edge products, and revitalized older ones. It was a year of innovation in our services as Dynamic introduced a new commission structure, and updated its back office processes.

The culmination of these innovations was a demonstrated improvement in Dynamic Mutual Fund sales. Gross sales for Dynamic funds in 2000 were $951 million, up 115% from 1999.

May 6th, 2002

During the year we had to operate within an organization we thought was just emerging from a period of construction, only to find itself in difficult market conditions. There was no time for resting on laurels, no time for complacency, no time for self congratulation. During 2001 we had to work even harder. The good news is that because of our efforts, our clients were well served during 2001. The even better news is that 2001 is over and we can today look forward to better days.

During the past year the Dundee group of companies continued its transformation from a merchant banking organization with a financial services bent to a fully integrated wealth management concern. We have concentrated on improving our abilities to deliver a diverse range of wealth management products by ensuring that we have the corporate strategies, capable managerial staff, strong brands and demonstrated operational success necessary to achieve the growth in profits that we pursue.

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Visions are mere daydreams if they are not executed properly, and a vision to achieve strategic supremacy cannot be executed overnight. That is why a vision must be paired with and developed from a long-range business strategic plan. We never lose focus on our overall strategy. We never lose focus on our human resource requirements. People and relationships are crucial to carry us further. To build trust and loyalty it has been necessary to invest in relationships and good relationships are dependent upon the personal success of our people. If we wish to achieve our vision, if we wish to achieve our goals, we have to foster, encourage and allow our key people and our relationships to likewise succeed and feel secure about their personal aspirations.

Our Company is a group of people, connected by common interest, friendship, emotion or blood, who are pulling in unison because we want to accomplish something together that we could not accomplish individually. Yes, we have a great interest in personal security and shareholder value but in this case, speaking for all but especially for the members of my family, the underlying drive comes from an intense desire to build something of service, something of long lasting value, something unique, something to pass on to the next generation. Our goal is to increase wealth, not only in the short-term but also in the long-term appreciation of our share ownership. That is the best way for us to align our interest with our fellow shareholders. Either as shareholders or participators in divisional profit, we are owner managers. That is a distinct advantage to those shareholders who share our long-term outlook. We are not about building our company in order to sell it off in the short term or to make a quick flip on our stock option package.

A second observation of a 2001 industry trend is the more blatant force being displayed by the established banking industry to use their many years of distribution power to hard sell proprietary manufactured financial products, both directly and through their more recently acquired full service investment broker service. This power struggle has been quietly evolving but has now become very obvious. Shelf space for independents at large bank owned firms is becoming more and more difficult to achieve. We are fortunate to have already incurred the short-term pain as we have positioned our company on the upper side of what is increasingly becoming a very unlevel playing field.

Our goal from here forward is to make the competition less relevant to our success and allow us to move in front of the line and play by our plans rather than the same rules that are existent for all.

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We find it absolutely amazing that a large number of the skeptics around our wanting to be a bank in Canada simply ask, “Why”? This, at a time when the business plans and strategic direction of virtually every bank in the world has turned from the stodgy business of lending money and deposit gathering to the more profitable business of gathering fees from wealth management. The banks are going into our business.

Our strategy encompasses the resolution that our business, our people, our purpose, our products, our solutions and our results will always be superior to those of our competitors, no matter how large, global or entrenched they may be. We will do so with a team of smarter people who are playing to win and playing by rules of integrity beyond those of our industry standards.

From 1992 through 1997, Dynamic was the fastest growing mutual fund company in Canada. Beginning in December 1998, the company undertook three major strategic initiatives designed to reclaim that status.

Firstly, in December 1998 Dynamic changed its portfolio management team, and David Goodman, now President of Dynamic, was appointed head of the investment counselling division. As part of that mandate, we embarked on a three-year plan designed to improve our three-year performance numbers. We committed our team to an absolute strict, disciplined and dedicated investment management process using our Board of Governors for portfolio investment reviews, and using internally developed quantitative database screening models.

In 2001 we established a zero tolerance policy for short-term market timers and over the last 12 months we have asked about $60 million of assets devoted to short-term trading to redeem their funds or face significant short-term trading charges. While this had a negative impact on our overall net sales position, we believe this is an important move and an extremely positive one for our company and our unitholders.

We are now in the sweet spot of our transition. We have better than average, consistent performance and the best product depth in the business. We know from experience that almost every great wealth management company has stumbled in the past, only to recover to be better and stronger. Dynamic is in a position of strength in the industry, and while other much larger companies continue to lose assets, our positive sales trend bears witness to that growing strength.

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Our job, as we go forward, is to increase the abilities of our advisors and augment the number of advisors, while remaining focused on the fundamental value that the customer always comes first. Our advisor strategy is to know our clients so well that we exceed their expectations, anticipate their needs and be with them as they grow and mature.

In 2001 Dundee Realty had its best performance yet. Its funds from operations increased by 21% over the previous year on a per share basis or $48.8 million in total.

The creation of Dundee Resources is the formalization of a process that has occurred from a merchant banking perspective for many years. Recent experience has alerted us to the need to take a greater say in the affairs of our investee companies than we have previously.

We don’t measure our success on a daily, monthly or quarterly basis. We measure it by how much we have left to do in the build-out to our vision. Our success comes from continued persistence. The anticipation of completion of our business plan may, in fact, be more pleasurable than its realization when it finally arrives.

April 23rd, 2003

When I started my career in investment management forty years ago, sixty-five was deemed by most as the correct time to retire. In today’s environment we are all living longer. There are many examples of successful careers that exist beyond that previously chosen age for retirement. In fact, there are far too many very capable minds vegetating because they have reached an age and a certain level of wealth. Perhaps they did not enjoy their work as much as I do.

To me my work is valuable, and lets me have fun and enjoyment. As I am aging, I find it easier to make money for my clients and shareholders because I have demographic advantage and I know more about my craft. Adversity is more easily handled because I have usually seen it before. I know many people who can help me and/or can benefit from my knowledge. By being productive at something that I truly enjoy, I feel that I can be a creator of something useful and valuable, which I yearn to share with all shareholders, clients and friends.

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Dundee is a company controlled by myself and my family and it should be important for shareholders to know a little about our family culture. We operate with a longer term investment horizon, and because most of our wealth rests in the intrinsic value of our company, we are conservative by nature with our views about Dundee. We strive for growth and progress but we measure those in small very regular and patient steps. We did not believe in the 1990’s “age of revolution” in which those companies who chose slow incremental progress supposedly condemned their companies to slow and certain death. We guard every dollar of this company as if it is our own. We respect our intrinsic valuation and have a natural abhorrence for waste.

We do not consider ourselves as a “family business” but a “business family” in which all who work here are honoured members. To build our company with honesty and frugality we need leadership and morale along with the most instinctive savvy of the brightest and the best and we are fortunate to have many such men and women on our team who do not use the Goodman name. As a group we have set very broad objectives, always being wary of seizing unforeseen opportunities as they surface. Our strategy is not to try to live up to a lengthy and complicated action plan, but it is to evolve our Company through our central vision through the continually changing geopolitical, economic and monetary circumstances that we currently face.

We know that our vision defines our destination, but it’s our values that describe how we are going to get there. As such, we try to inculcate the following virtues as corporate values for our team’s personal journey through life:

• Believe totally in the dignity and morality of our business.
• Be entrepreneurial at heart; abhor bureaucracies and always play to your strength.
• Avoid complexities and opt for common sense and simplicity.
• Constantly work to understand yourself better.
• Try to find time to read about one book every week or two, about life or business, but while always looking for good ideas, don’t believe everything you read.
• Seek the truth using your own better judgment – don’t follow crowds.
• Memories of the past are important, not because history may repeat, but because the reaction and behaviour of people always does.
• Be aware of the present, and work hard at being concerned about the future.
• Cling to old time basic fundamental precepts and hold them as unchangeable, but at the same time, work hard to change that which is necessarily changeable and have an open mind to new things.

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• Never lay blame for any of failures on other people or external events, and remember that anyone without failures hasn’t tried hard enough.
• Treat all obstacles as challenges or opportunities.
• Try to tithe your income to charitable institutions that look after the less fortunate.
• Always treat people as you would hope them to treat you, and accept without malice the infrequent disappointments that you will get.
• Never give up. But even with that, always remember, as Kenny Rogers sings, “know when to fold them.”
• Be a cynic and a skeptic and never trust anyone or anything that you don’t understand.
• The world belongs to us all – look after it.
• Guard yours and our name and reputation, as a mother protects her newborn child.

To continue with the personal theme that started this report, I cannot leave you without a quote from my favourite eleventh century philosopher, Maimonides, who said:

“When I have a difficult subject before me – when I find the road narrow, and can see no other way of teaching a well established truth except by pleasing one intelligent man and displeasing ten thousand fools, I prefer to address myself to the one man, and to take no notice whatever of the condemnation of the multitude.”

April 18th, 2004

Dundee is a company that is generally called a holding company. As a holding company many people in my profession state, without logic or rationality, that we should trade at a discount to our net asset value. But, what is net asset value? Is it like Aesop said – the bird in the hand, or the two in the bush? As a long-term optimist, I always tend to look at the two or maybe even three or four, in the bush. It is my belief that the assets we own will be worth more in the future or we would not hold them. But to that I have to add that we do have pride of ownership. We have created and built and are building most of the assets that we carry on our books. Pride sometimes causes blindness and that is a consideration that we always try to remember in our personal assessment of our company. But investors should not look at our company on a snapshot basis. Think of us as an action movie.

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For the first time in the attached MD&A we have broken down our business into three essential segments: wealth management, real estate and resources.

In a few words we can justify these positions as follows:

• Wealth management is the only true growth business in our society.
• Real estate has been, for thousands of years, a true hedge against inflation. A hedge that pays you rent while you wait for the inflation value premium. Most of the world’s wealth has been created by the development of land and the long-term ownership of real estate.
• Commodity resources have been in a protracted bear market for over twenty years, not even being capable of maintaining prices that reflected the inflation that did exist. The commodity markets have entered a catch up phase which should last for many years.

Canadians have been subjected to many so-called experts and their journalistic friends who have great difficulty with family ownership of companies, and in particular those of us who also own multi-voting shares. In the June 2003 issue of the Journal of Finance, two professors have studied this issue. After investigating the relation of the performance of a company and its founding-family ownership, they found family firms perform better than non-family firms. Overall, their findings are totally inconsistent with the hypothesis that minority shareholders are adversely affected by family ownership. To the contrary, they found that family ownership is a very effective organizational structure. More often than not, large family ownership that includes the CEO serves as a very effective form of corporate governance. Those CEO’s with very minor ownership, or ownership only through stock options, really have no personal incentive to assume the corporate governance role.

Owner managers are more concerned about increasing the economic value of the company, rather than primping up for accounting earnings that are fragrant with estimates, guesstimates and ridiculous GAAP prognostication.

2004 started with an even greater challenge and an unbelievable opportunity to successfully complete our vision originally set out in 1998:

• Dundee Wealth Management today has one of the largest financial advisory networks in Canada.
• We are the leading vertically integrated independent wealth management firm in Canada.
• We have strong sales momentum and investment performance statistics.
• We deal in the multi channel distribution system as well as our own.
• and we still retain our independence and entrepreneurial innovative culture and ethic.

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Dundee Wealth has the ideal model – the Platform of the Future – where we combine the same managerial smarts and financial strength existent in those larger and sometimes even global competitors that are faced daily, with the decision-making ability of a smaller, locally knowledgeable, creative entrepreneurship.

Dundee Wealth’s corporate structure allows the individual business segments to operate with a high degree of independence while each is operated as a profit centre with its own compensation program dedicated to its particular line of business. All important activities are coordinated through a close knit central core of people where corporate integration takes place. A central core of people where the company’s performance is kept aligned to ensure a continuous overall commitment to the absolute credo of Dundee Wealth’s business plan – AUM CREATES OUR VALUE.

Dundee Wealth is now in a better position to prosper and create value for its shareholders. The virtual integration of the various operations – investment, product creation, distribution and operational infrastructure will soon be coordinated allowing the embedded growth in AUM to emerge.

We have achieved many of the elements we outlined at the time of Dundee Wealth’s creation as necessary for our success.

In June of 2003 we achieved a corporate reorganization of Dundee Realty Corporation. At the time of the reorganization, we had been diluted down to 45%. After the reorganization we achieved ownership of 85% of Dundee Realty as a land and housing development company and 45% of the Dundee Real Estate Investment Trust. Since June, Dundee REIT has had several treasury issues for cash, which has further reduced our ownership to 31% at time of writing.

The genesis of our company is resource based. Dundee Bancorp was originally spun out of a reorganization of International Corona after that company won a landmark lawsuit to regain its ownership of a significant gold mine. Today, the original Corona mines are housed in Barrick Gold Corporation who acquired them from Homestake Gold Mines which is the company to whom we at Dundee Bancorp sold our Corona control position, becoming at that time Homestake’s largest

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shareholder. As a subsidiary of Corona, Dundee Bancorp was at one time the largest shareholder of Franco Nevada which is now Newmont Mines. Later, as part of Dundee’s CMP flow through share offerings, we organized a company which today is known as Kinross Gold Mines. More recently, Repadre Capital Corporation, a company we created and built, was merged into Iamgold who are now merging with Wheaton River to become yet another significant world gold producer. One could say “been there – done that, why bother to do it again?” the answer is simple, because we can, and because the time is right, and because we have the people who can and want to build another significant gold mining company, and because like our previous precious metals ventures we expect to make a lot of money.

Dundee Precious Metals, until April 15, 2004, was a closed-end investment company specializing in precious metals. For the last 11 years, Jonathan Goodman has been the President and CEO and has managed the company’s portfolio of precious metal securities. During that time, the portfolio has constantly outperformed the S&P TSX gold and precious metals Index, achieving an annualized pre-tax return of 22.8% .

On April 15th 2004, the shareholders voted in favour of converting the company into an operational mining company after 20 years as an investment company, Dundee Precious starts a new life with an underdeveloped producing gold-copper mine and a developing gold mine with outstanding prospects, both in Bulgaria.

From my background as an investment manager, I have learned and have shown my colleagues how to grasp the understanding of business risk and its probability metric, and to have a willingness to embrace it when it is in our favour. That is what differentiates Dundee from those companies that merely exist with the status quo to one that has the potential to build, grow, innovate and make something where nothing even existed before. That is the essence of Dundee, the essence of our enterprise, the essence of our future growth.

At Dundee we are not gamblers, we are practicing the art of making calculated decisions when with full knowledge we know that the probabilities are in our favour. We neither speculate, nor do we gamble on what might happen. We try to look forward to what we have to do today in order to achieve the progress that we desire for tomorrow. The advantage of having people who are both daring and wise is a positive force of economic creation often not recognized by those who are only casually following our affairs. For us regrets do not come from the taking of an opportunity and losing, but from the failure to do something that causes us to miss an opportunity that we should have pursued. The only positive probability option that we will always choose to eliminate is the one that would create total devastation if we failed.

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One of the causes of inflation is the cost of the geopolitical development regarding terrorism. We are at war with Islam-fascism. A radical religious sect is aiming at world domination through the use of limitless violence. The United States is at war – a war against an announced Jihad and terrorism along with the threat of economic blackmail on the supply of oil. This will mean that regardless of who wins the U.S. election in November, the fundamental factors will cause that country to run deficits rather than surpluses. Deficits are nothing more than an increase in the supply of money and have always eventually led to inflation. Plan on inflation being something to be worried about in your investment portfolio – we have.

We are cautiously confident that Dundee Wealth’s acquisition of the Cartier financial advisory network will be integrated into Dundee, providing increased values to financial advisors and their clients. The delivery of wealth care with competence, with the correct tools, with integrity and in the best interest of the ultimate customer is how we will attract assets under management and AUM CREATES OUR VALUE.

Our culture is not unlike the old-time proprietor culture of a private business. For the most part, the future wealth of our people is tied up in the future of our business. As such, we take our message from the discipline that emanates from those firms that are managed as private owner operated businesses.

We are value creators and concentrate on today in order to create value tomorrow. While each of the segregated units within our organization operates with individual discipline they are totally integrated with each other in order to create excellence and thus ownership value. The interplay of this integrated investment thesis is used to guide every decision and every action that our company takes.

Most business school professors will tell you that the best management theses are usually extraordinarily simple, and are designed to lay out, in very few words or diagrams, the key messages needed to outline a company’s vision for future growth.

We know that our economic engine, our creator of value, is driven by AUM, assets under management. AUM CREATES OUR VALUE. We further know that the background, experience and culture of our company’s founders, senior management and financial and portfolio advisors defines us as being deeply passionate about the practice of investment management.

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Our fate, and the fate of the wealth management industry in general, is inextricably entwined with that of the distribution network that we rely on for asset gathering and customer service. The vast bulk of retail sales of financial products are made by a financial advisor working out of a financial intermediary. This is so whether the advice is sold coupled with the product or is fee based.

We are not the largest company in our industry. We feel that companies like ours, with demanding and knowledgeable customers and advisors should be capable of beating out the competition, because we know that we have to go that extra mile. We have to deliver a better product, faster and at competitive prices – and we have to stay at the cutting edge.

We know that aside from financial strength, the success factor that is crucial to our growth is innovative strength. Innovation is our lifeblood and is the only insurance that we will be around tomorrow or years from now.

The need for innovative strength comes from the nature of our business these days. Well over 90 percent of our annual sales of investment products are today generated by investment solutions that were not on the market less than five years ago.

It is our view that our thrust to provide an integrated solution will lead to better client satisfaction and to a competitive advantage for Dundee. Most of our competitors and our industry are still watching and have a distinct fear that integration means cannibalization.

Today, our vision platform has almost become mainstream. We are ahead of the pack and sufficiently different and poised to make an impact on our industry.

We support our advisors by concentrating our efforts on two of the three core areas of focus –administration i.e. policies, procedures, compliance; and investment management. This allows the maximization of an advisors’ time for recruiting and servicing clients and ensuring the delivery of consistent and compliant client performance.

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We have the ideal model – the Platform of the Future – where we can combine the same or better managerial smarts as well as financial strength existent in those larger and sometimes global competitors that we face daily, with the decision-making ability of a smaller, locally knowledgeable, creative entrepreneurship.

Since 1999 we have been able to grow our company significantly. Headed by David Goodman, Goodman & Company Investment Counsel Ltd. is our investment management registrant which is generically called the manufacturing division of our financial service company, but David, as the CEO, would rather think of the company as a provider of investment solutions which are offered because they satisfy the needs of our ultimate clients. David has been an outstanding management leader, overseeing the difficult egos inherent in a partnership of very bright and talented professionals.

The fact that over 25% of our investable assets are prone to earn performance fees is another unique and different feature of Dundee Wealth. We have listened to our clients and they have told us that they appreciate the incentive nature of our performance fees which we share with our individual portfolio managers.

At a recent offsite meeting I spoke about the culture, reputation, character, compliance, ethics and core values of our firm. I told our new colleagues that we want the people who work for Dundee to do so for more than money – more than equity. We want them to work with us to create a secure place to the advantage of our clients and from which there can be an endless windfall of increased financial compensation reward that will emanate from the delivery of our culture, our independence, our expertise, professionalism and job satisfaction. While we are a young firm we do have a long history and an articulated culture – a Dundee Way – which we want to preserve and nourish so that it captures the heart of each participant.

To increase our business competence, we strive for increased learning, education and training and we expect each of our partners to act likewise. Each one of us has an opportunity to succeed and equally has the freedom to fail, because by definition there could be no business growth without the possibility of failure, and most successful business people would point out that risk taking is a process of trial and error.

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While oftentimes failures are embarrassing, it is important for us to acknowledge its role and the fact that we may make mistakes as we build out our platform towards success and progress.

Can we make mistakes? Yes, but more importantly, we now have the financial resources and management talent along with a commitment of both, to retrench if necessary, in order to achieve our long term objective. Our entrepreneurial ethic can usually turn problems into opportunities.

We promote a healthy corporate culture among all members of our firm. We endorse an ongoing conversation in which questions of professional ethics and challenges to dubious policies and practices are welcomed and carefully considered. I accept the fact that responsibility for the integrity of the corporation starts with me; it is my job to establish exemplary standards of professional conduct and to assure that the governing attitude reflects those standards. In the end, however, we must hold each of our Dundee people responsible for his or her own actions and for contributing to the continual renewal of our firm’s corporate ethic and be at the upper end of the norms of our industry’s professional conduct.

The Dundee Way has a hierarchical model for establishing and maintaining ethical standards throughout the organization. The top of the hierarchy is the core-value component, and the bottom is the compliance program itself. Our model has four components:

• Core values – our unwritten rules
• Code of ethics – our written rules
• Risk management – our processes and procedures
• Compliance program – our industry’s rules

Personally, I am more concerned about the unwritten rules of our business, our core values, because they are the key to our model. Our core values include competence, integrity, care and commitment to our clients’ interests, personal initiative, mutual respect for our associates, and collegiality in our conduct. In most corporations the overall model of ethical standards is usually turned upside down so that the core values form the foundation of the hierarchy, but I prefer that the core values be at the top of the hierarchy to symbolize that they must emanate from the leadership of the organization. The compliance program forms the base of the hierarchy because it provides an explicit set of policies and procedures for everyone in the firm to follow. But without our core values, any compliance program would be hollow and without substance.

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The strict discipline and adherence to the precept of core values is what creates world class organizations. The purposely maintained focus on core values is what has allowed the world famous Mayo Clinic to maintain its premier status as a healthcare institute since they first opened their doors. These are the core values that always revolve around the well-being of the client. The three original core values of the Mayo Clinic have carried that institution for over 100 years and still exist through each of their client interactions. The Mayo clinic’s core values of competence, caring and integrity are fully transportable to our business and are not even hard to achieve so long as we do not allow the materiality of our business ethos to overtake our values.

Think of it – competence, caring and integrity. Only one of the three requires any study or training and a goodly portion of that can be obtained from others within our company. Operating with integrity and with care of the clients’ interests represents our simplistic but realistic Dundee Way core value precept.

Our hope is that all of our associates embrace our simplistic core values as their own. At Dundee, we live our core values.

We need people who will drive our company’s culture. We do have an advantage because we have independence and managerial freedom. Our competitors are saddled with certain institutional and bureaucratic constraints that we shun and we do not intend to allow.

One of the advantages that emanates from the fact that we have built our company from the bottom up, is that we have been given the opportunity to do it right, rather than merely the same way everyone else is doing it. We are different and we are still building.

May 15th, 2005

We know that if we are only reacting to change – we are too late. To provide the corporate performance that we desire we must anticipate change. We have to regard and understand change as an opportunity and then make it happen. This is the attitude I bring to developing the strategic direction of our company as well as the attitude we take to our fiduciary investment portfolios.

The world being out of balance means that we must expect the unexpected and be prepared not only for the possibility of disaster and catastrophe but even and probably for the wildly positive.

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The Chief Executive Officer’s Report

Globalization is believed to be either the most positive force in the history of humanity or the most vile. The correct view is that it is neither the end of the world nor the end of the rainbow. It is just one more thing out there that we have to be aware about. Along with these global secular trends, we have to see how it will intertwine with the many powerful influences and perceptions of investor mass psychology.

The fact that the world is out of balance may make this time actually different from those of the past. At Dundee we are operating on the belief that we should be prepared for some future events that may be either disastrous or wildly positive, but more importantly – it is a time for caution. The years ahead cannot be known from recent history and should be treated carefully. This is said with optimism, not necessarily with negativity.

Our Dundee Corporation portfolio of wealth management, resources and real estate, in particular vacant land, for housing in strategic parts of our country, allows us to sit well in full anticipation of whatever secular trend may occur. We are in position to expect the unexpected.

The tangible assets we hold through our real estate, gold, and hydrocarbon holdings provide the protection allotted to tangible assets during a period that we potentially foresee as a new inflationary era, a paradigm that is existent for at least asset valuations but has the potential to develop eventually into consumer prices. Our significant interest in financial assets through our Dundee Wealth Management holdings and the recent creation of our bank, Dundee Wealth Bank, allows us to lean in another direction.

History has proven that success in long term investing depends on adjusting the allocation of assets not to their prospective weights as they used to exist but to where they may exist in the future.

We believe that Dundee Wealth is on the threshold with the momentum capable of achieving significant growth in our AUM and thus growth in the value of our company.

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The Chief Executive Officer’s Report

Dundee Realty is essentially in the land and housing business. We own over 3,600 acres of land, mostly in Western Canada. 2004 was very important because we were able to acquire additional land and received key approvals that will provide us with the ability to develop a steady supply of housing lots at higher and higher prices for many years to come.

We are riding the whirlwind of a world out of balance while most investors are awaiting the nostalgia of the halcyon days of relative global stability when investing was a no-brainer contest. Those days are over.

China, and soon also India, are placing the world out of balance. For a long time it was a major no-no for someone like me to construe that times are different, but this time it really is different. You have to go back to the early days in the United States of 100 years ago when the US itself was an emerging market to see what this new paradigm is all about.

It is easy and perhaps appropriate to point to last year as a turning point, but that would not give proper credit to the planning and implementation of our vision and strategy over the last five years. In our annual report for 1999 we talked about becoming a fully integrated wealth management company operating from product and investment solution creation to its distribution. We have significantly transformed our company since that time and it serves us well to consider from where we came.

While our results are good, our company is only just beginning to gain industry recognition and momentum.

Dundee Wealth Management has the passion and power to continue the momentum in its capture of an increasing share of the wealth management industry, which itself is growing. We have created well recognized and trusted brands that are investment solutions to a growing market of investors concerned about their income needs and their retirement needs.

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Our motto remains that “AUM Creates our Value”, and we are fortunate that during 2004 we have been able to increase our AUM by 21% from $12.0 billion to $14.5 billion.

In an industry where it is important to have established a diverse distribution capability, brand name awareness, a balanced mix of assets and a commitment to quality service, Dundee is well positioned for future growth. Our objective is to remain an industry leader in investment management, with strengths in both domestic and international capital markets.

We are a winning, professional and proud team. What makes our company unique is the shared belief in what we are doing, coupled with entrepreneurial effort, collegial atmosphere and a business family culture along with initiative and creativity expressed in our daily activities. This culture is required at all levels of the organization and its various functions.

Unlike nearly all of our non-bank competitors, our financial advisory divisions will now be capable of providing banking services without relying on an outside provider. This is a major advantage in that we are totally in control of product development and delivery and our clients now have the ability to deal only with us for the full range of financial needs. Not only will our share of wallet increase, but our client relationships will become more difficult for competitors to breach.

People in my position and many others in our company and industry – have to lead by example. We have to go down into the foxholes and trenches, meet with advisors and their clients, and see what this business is all about. We have to have a greater knowledge about our ultimate client.

We believe that there is no such thing as an insignificant human being and respect for all people is the most important thing. While we only want people who are “on the bus” there is no reason to treat people badly. Commitment rarely comes without reciprocity. Reciprocity means honest and fair treatment even though it is sometimes necessary to do things at the expense of the individual for the good of the organization. But we can and do dedicate ourselves to give our people the support and resources they need to succeed.

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We are not in business to have fun; that doesn’t mean that we cannot have fun in business. Creative ideas flourish best in an atmosphere where people are having fun and our culture will be better in an environment where it is more important to do the right thing rather than being right. This allows for an atmosphere where mistakes can be made. Mistakes are regarded as lessons to be learned in order to grow.

Commitment in others climbs when people see passion, camaraderie and empathy from the persons in charge. Elitism is deadly and authority should be low key, mysterious and benevolent and should not inhibit energy, enthusiasm, creativeness, curiosity and good times.

May 15th, 2006

We have had a very successful year in 2005. The combination of Dynamic being chosen as Fund Company of the Year and our ability to attract the new team for Dundee Financial Group headed by Kym Anthony to build out our capital markets and banking ambition could lead to even better years ahead.

Our business objective at Dundee Wealth is to provide investment solutions to a broad list of individuals, corporations, and foundations. Our business is divided into two divisions which operate separately but are horizontally integrated. Our integration has been hampered by the distance that exists between the offices that house our Goodman & Company investment management activities and our Dundee Financial Group brokerage and distribution activities. Thankfully, this will soon be rectified by our move to our new location at 1 Adelaide Street East where all aspects and divisions of our company, including our newly established Dundee Wealth Bank, will be living together.

From experience as a security analyst and portfolio manager, I know that you cannot measure the value of what a company does by only measuring size, profitability, growth and consistency of financial rewards, or even management skill. None of these heuristics say anything about whether or not the business is a worthwhile contributor of anything great and unique to our industry - to our society.

The financial ratios do not speak about our focus on our relationships with our employees, community, customers, clients and even those who supply us with their services. It is the inspiration of our company and our ability to inspire others that gives us the strength and perceived values of our company. This is what creates the environment that allows our constituencies to be as passionate about what we do as the founders and leaders. With this kind of environment we know that the increasingly better financial results will subsequently be there.

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Last year marked the most successful year in the history of our company. We grew our assets under management by 33%. We began the build out of a first class, out of the box, back and front office for our distribution network. And most importantly we have dramatically improved the thrust to the vision we have for our brokerage and capital markets division.

Our wealth management platform is unique in Canada and has the potential to be the underpinning to an interesting and profitable integrated financial institution.

Our new generation of management at Dundee Financial Group will provide the operating strength and financial wherewithal to drive the next phase of our corporate development and the completion of our vision of being a fully integrated wealth management company with a great future.

To top off an outstanding year, Dynamic was honoured at the 2005 Canadian Investment Awards with recognition as ANALYSTS’ CHOICE FUND COMPANY OF THE YEAR. This prestigious award acknowledges excellence in investment strategy & performance, breadth of product line, management, community involvement, governance and communication. We are all very proud of this distinction – it credits our tremendous team; our culture, integrity, innovative drive and collective success.

During 2005 our portfolio management team continued to generate exceptional results. Fifty-nine of Dynamic’s sixty-one funds finished the year with a positive return, thirty-seven of those funds turned in double-digit performance. Quartile performance remains equally impressive, with the number of funds in the top two quartiles remaining steady over the key time periods:

1 year: 76%
3 years: 81%
5 years: 80%

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For our shareholders as for many of our clients, it is our goal to provide the balance of a well run portfolio with financial resilience and growth. We do so through our large breadth of services and innovative product offerings, best in class equity, income trusts, fixed income and now structured products. We have a large, well-trained network of financial advisors, all dedicated to deliver strong performance – year after year. Our overall motto is borrowed from the world famous Mayo Clinic:

Competence
Integrity
and Care of the Client

In generality, there are three categories of business, big; getting big; and small. We like to classify ourselves as getting big but still thinking small. We like to be recognized by others as being best at what we do, not focusing entirely on revenue or margin growth. Instead we pursue other growth goals that we deem as being far more important than getting bigger as fast as possible.

To make the necessary trade off for this strategy, we have to disregard the pressure from those shorter term shareholders who constantly look to us to provide quarter to quarter growth with constantly increasing margins irregardless of how much we are really building our business for the long term. We are spending money today to reap rewards tomorrow.

In the opening paragraphs of this message I reflected on the values to a corporation of culture and allocation of capital. We have reviewed herein the past 14 years by anecdotal comment about our disciplined culture and the parameters of our allocation of corporate risk capital. I invite the shareholders to compare our values in 1991 when we traded around $2.50/share to March 31, 2006 when we were trading at $34/share.

In May 1992 I reported to shareholders on the net asset value of the Company. At that date we had 25,056,598 shares outstanding. Today we have 25,052,114 shares outstanding.

The tables on this page list the assets of the company on an annual unconsolidated and unaudited basis as of December 31, 1991 and as of March 31, 2006 and indicate the values of these assets mostly as they relate to market prices. These tables reflect as closely as can be determined either by the market or by book values, where market prices are not available, the reasonable value of the Company assets as at the respective dates. Book value differs from this table to the extent that market values which exceed book values are not reflected in the accounts.

Today we are fully taxable but over the years 1992 to 1998 we were able to defer taxation by using our Dynamic sales commission expense. Since we were the fastest growing mutual fund company during that time we were capable of deferring most of our tax and we were capable of selling out our significant positions in Corona, Homestake, Poco, Kinross and IAMGold with essentially little or no tax cost. The following net asset value is a pre-tax number but readers should note that we are taxable on the sale of virtually any asset we own.

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The Chief Executive Officer’s Report

Investments at March 31, 2006
(in thousands of dollars except per share amounts)

	CASH	$48,029
	CONSOLIDATED SUBSIDIARIES
	Dundee Wealth Management Inc.
	Dundee Wealth Management Inc. (i)	772,652
	Dundee Realty Corporation	153,778
	Dundee Wealth BHC	25,000
	Eurogas Corporation	87,259
		1,038,689
	SHARES
71,078,651	Breakwater Resources Ltd.	93,113
30,801,410	Breakwater Resources Ltd., warrants	34,190
11,366,555	Dundee Precious Metals Inc.	143,219
4,971,197	Corona Gold Corporation	2,486
25,898,347	Valdez Gold Inc.	10,877
8,838,620	Dundee Real Estate Investment Trust	245,714
	Other	158,264
		687,863
	LOAN RECEIVABLE PORTFOLIO	78,858
	OTHER ASSETS, net	9,009
	TOTAL VALUE	1,862,448
	Deduct
	Corporate debt
	6.7% senior debentures due September 24, 2007	(150,000)
	5.85% exchangeable unsecured subordinated debentures due June 30, 2015	(99,970)
	Other	(90,308)
		(340,278)
	NET ASSET VALUE	$1,522,170
	PER COMMON SHARE
	Basic	$60.77
	Fully diluted	$58.15

(i) Assumes the conversion of 5,453,668 First Preference Shares, Series X to 4,544,723 common shares and assumes the exercise of 1,800,000 warrants.

Asset values are based on quoted market values at March 31, 2006 or, in the case of non-quoted securities or other assets, management’s assessment of the values of such assets, before adjustment for applicable taxes. The net asset book value as reflected in the financial statements as at March 31, 2006 is $744,894,000 or $29.74 per share (fully diluted $29.07 per share.)

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Investments at December 31, 1991

	CASH	$6,687
Number	SHARES
3,100,000	Bethlehem Resources Corporation	930
302,700	BGR Precious Metals Inc.	2,270
11,238,631	Black Hawk Mining Inc.	5,956
19,792,216	Breakwater Resources Ltd.	4,156
3,659,468	Canstar Sports Inc.	22,359
9,025,000	Conroy Petroleum and Natural Resources plc	14,615
5,178,571	CS Resources Limited	21,646
2,025,035	Devran Petroleum Ltd.	2,592
25,070,330	International Corona Corporation	125,362
3,397,951	New Jordan Petroleum Ltd.	8,019
20,000,000	Poco Petroleum Ldt.	100,000
1,329,000	Zemex Corporation	4,805
	Other	3,740
		316,450
	LOANS
	Breakwater Resources Ltd.	25,986
	Loan Portfolio	46,819
		72,805
	RESOURCE PROPERTIES
	Fort Cady Minerals Corporation	20,000
	Suzorite Mica Products Inc.	17,020
	Other	23,939
		60,959
	OTHER ASSETS	24,736
	TOTAL VALUE	481,637
	Deduct
	Accounts payable	4,653
	Notes and loans payable	130,510
	Income taxes payable	1,385
	Minority interests	93,012
	General provision	20,000
		249,560
	NET ASSET VALUE	$232,077
	PER COMMON SHARE
	Basic	$8.33
	Fully diluted	$8.08

Asset values are based on quoted market values at December 31, 1991 or, in the case of non-quoted securities or other assets, management’s assessment of the values, net of any applicable taxes. The net asset book value as reflected in the financial statements as at December 31, 1991 is $218,785,000 or $7.80 per basic share (fully diluted $7.57) .

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In keeping with the conclusions of many of our previous annual report messages, I like to quote others with more intellect and experience than myself. I want to share with shareholders the wisdom of Charlie Munger as it relates to the whole concept of allocation of risk capital, taken from his book Charlie’s Almanac:

“Our experience tends to confirm the long hard notion that being prepared, on a few occasions in a lifetime, to act promptly on scale, and doing some simple and logical things will often improve the financial results of that lifetime.”

“A few major opportunities, clearly recognizable as such, will usually come to one who continuously searches and waits, with a curious mind that loves diagnoses involving multiple variations.”

“And then all that is required is a willingness to bet heavily when the odds are extremely favourable, using resources available as a result of prudence and patience in the past.”

Sincerely,

Ned Goodman
President & Chief Executive Officer
May 15th, 2006

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Corporate Directory

Board of Directors

Ned Goodman
President & Chief Executive Officer, Dundee Corporation,
President & Chief Executive Officer, Dundee Wealth Management Inc.,
Chairman, President & Chief Executive Officer of DWM Inc. and
Chairman, Goodman & Company, Investment Counsel Ltd.

Ned Goodman, B.Sc., MBA, CFA, LL.D., of Innisfil, Ontario and Saint-Sauveur, Québec has served as a director of the Company since its inception in October 1991. Mr. Goodman has four decades of investment experience and is the lead portfolio manager for the Dynamic Focus+ family of funds. Mr. Goodman is President and Chief Executive Officer of the Company, President and Chief Executive Officer of Dundee Wealth Management Inc., Chairman of Goodman & Company, Investment Counsel Ltd. and of the Board of Trustees of Dundee REIT. He is also Chairman Emeritus of the Canadian Council of Christians and Jews and a Governor of Junior Achievement of Canada. Mr. Goodman is also a director of Breakwater Resources Ltd., Dundee Precious Metals Inc. and Eurogas Corporation.

Normand Beauchamp
President, Capital NDSL Inc.

Normand Beauchamp of Montréal, Québec has served as a director of the Company since its inception in October 1991. Mr. Beauchamp has spent his career in the communications industry. Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks. In 1985, he acquired Radiomutuel Inc. and became President, Chairman and Chief Executive Officer. Mr. Beauchamp is now President of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc., Chemins de Fer du Québec, Lipso Systems Inc. and PROADN Diagnostics.

Jonathan Goodman
President & Chief Executive Officer, Dundee Precious Metals Inc.

Jonathan Goodman, PEng, MBA, CFA, of Toronto, Ontario has served as a director of the Company since May 1996. Mr. Goodman is President and Chief Executive Officer of Dundee Precious Metals Inc., and has nearly 20 years experience in the resource and investment industry. Mr. Goodman joined Goodman & Company, Investment Counsel Ltd. in 1990 and was President from December 1998 to November 2001. Mr. Goodman is also a director of Breakwater Resources Ltd., Dundee Resources Limited, Eurogas Corporation, Frontier Pacific Mining Corporation, Major Drilling Group International Inc., Odyssey Resources Ltd., Tahera Diamond Corporation and Woodruff Capital Management Inc.

Harold P. Gordon, Q.C.
Chairman, Dundee Corporation

Harold P. “Sonny” Gordon, Q.C. of Sunny Isles, Florida was appointed the Chairman of the Company in November 2001 and has served as a director since August 2000. Mr. Gordon was a partner with the law firm of Stikeman, Elliott for 28 years. Mr. Gordon was a director of Hasbro, Inc. and was appointed Vice Chairman of Hasbro, Inc. in 1995 and served until 2002. Mr. Gordon is also a director of Alliance Atlantis Communications Inc., Dorel Industries Inc., Transcontinental Inc. and Madacy Holding Inc. Mr. Gordon is also the Chairman and a director of the Sauvé Scholars Foundation.

Dr. Frederick H. Lowy
President Emeritus, Concordia University

Dr. Lowy, OC, MD, LL.D., of Montréal, Québec has served as a director of the Company since April 1999. Dr. Lowy was a professor of psychiatry at the University of Toronto for over 20 years during which time he also served as Department Chair and Dean of the Faculty of Medicine. Following several hospital appointments and his position as Director and Founder of the University of Toronto’s Centre for Bioethics, Dr. Lowy was appointed Rector and Vice-Chancellor of Concordia University in August 1995. Dr. Lowy is currently the President Emeritus of Concordia University, director of Neurochem Inc. and is a former director of the Montréal Board of Trade, Centraide (The United Way) and the National Ballet of Canada as well as a past trustee of several Toronto hospitals and the Ontario Cancer Institute.

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Corporate Directory

Garth A.C. MacRae

Garth MacRae, C.A., of Toronto, Ontario has served as a director of the Company since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has over 16 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited. Mr. MacRae sits on the boards of Breakwater Resources Ltd., ChondroGene Limited, Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, Great Plains Exploration Inc., Torque Energy Inc., Uranium Participation Corporation as well as the board of governors of Goodman & Company, Investment Counsel Ltd.

K. Barry Sparks

President, Torvan Capital Group

K. Barry Sparks, B.Comm, F.I.C.B., of Toronto, Ontario has served as a director of the Company since April 1993. Mr. Sparks was with the Royal Bank of Canada from 1962 to 1984. Since then he has provided corporate advice and management services through several companies. Mr. Sparks is President of Torvan Capital Group, a division of Ashley Park Enterprises Inc. and is also President and a director of Cencotech Inc., Vice Chairman and a director of VR Interactive Corporation and a director of Dundee Wealth Bank and Ridgeway Petroleum Corp.

Harry R. Steele*
Chairman, Newfoundland Capital Corporation Limited

Harry Steele, OC, of Dartmouth, Nova Scotia, has served as a director of the Company since its inception in October 1991. Following a 24 year career in the Royal Canadian Navy, Mr. Steele retired as Base Commander, CFB Gander, and was instrumental in the development of Eastern Provincial Airways which was purchased by Canadian Pacific and today forms part of Air Canada. Mr. Steele is the Chairman of Newfoundland Capital Corporation Limited, a publicly-traded company which operates 71 radio licenses across Canada. *Photo by C. Falk Foto, Gander, Nfld.

Robert McLeish
Chairman, Dundee Wealth Management Inc. Consultant

Robert McLeish, B.Comm, CFA, of Toronto, Ontario has served as a director of the Company since March 2002 and was appointed Chairman of Dundee Wealth Management Inc. in May 2005. Mr. McLeish is a consultant who has over 35 years of experience in the investment business and retired as Vice Chairman and director of Merrill Lynch Canada Inc. Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee, and is currently a director of Airboss of America Corp. and Welton Energy Corporation and a number of private corporations.

Officers

Harold P. Gordon, Q.C.
Chairman

Ned Goodman
President & Chief Executive Officer

Joanne Ferstman
Executive Vice-President,
Chief Financial Officer & Corporate Secretary

Lucie Presot
Vice-President & Controller

Lili Mance
Assistant Corporate Secretary

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Primary Credit Analysts:
Daniel Koelsch
Toronto
(1) 416-507-2590
daniel_koelsch@standardandpoors.com

Secondary Credit Analysts:
Donald H Chu
CFA
Toronto
(1) 416-507-2506
donald_chu@standardandpoors.com

Dundee Corporation

CREDIT RATING
BBB-/Stable/—
Outstanding Rating(s)
Counterparty Credit	BBB-/Stable
Senior unsecured
Local currency	BBB-
Subordinated
Local currency	BB
Credit Rating History
Apr. 13, 2006	BBB-
Apr. 27, 2001	BB+
Sovereign Rating
Canada	AAA/Stable/A-1+

Major Rating Factors

Strengths:

  Largest independent financial advisory network in Canada

  Increased scale in the wealth management business due to recent acquisitions

  Continued strong organic growth in its core business, wealth management

  Improving financial performance

  High-quality equity base

Weaknesses:

  Moderate market positions in key business lines

  Operating performance correlated with the capital markets

  Opportunistic player outside its core business, wealth management

  Single-name concentration risk in its resources segment

RatingsDirect
Publication Date

April 28, 2006

Dundee Corporation

Rationale

The ratings on Toronto-based Dundee Corp. reflect the relative position of its wealth management franchise in the Canadian market; consistently strong, above industry growth rates of mutual fund assets under management (AUM); the quality of the company’s equity base, which is made up entirely of common equity; and the improvements in its financial performance, driven by strong growth of underlying AUM and improved diversification of its revenue base. The ratings are constrained by Dundee’s still relatively modest size in the Canadian wealth management industry, the dependence of revenues on favorable equity markets, and certain concentration issues in its activities in the resources and real estate areas.

     The Dundee group of companies offers a variety of services primarily related to wealth management. The current structure of Dundee is the result of dynamic growth combined with several acquisitions and restructurings since 1997. The core of Dundee’s operations is its wealth management business conducted through 63.6% -owned (voting interest) Dundee Wealth Management and providing more than 70.0% of the group’s revenues. As the 12th-largest mutual fund company in Canada with a market share of 2.7% of the industry mutual fund AUM at February 2006, Dundee clearly lacks the scale of the larger, established players in this field. Nevertheless, Dundee has consistently had above industry growth rates of AUM and has more than doubled its market share since 2001. Dundee’s activities are supplemented by a portfolio of investment holdings for which the company acts as an active, long-term strategic investor in the resources and real estate fields. Revenue and cash flow generation, as measured by EBITDA, is strong. Dundee’s ancillary activities, namely its resources investment portfolio and certain aspects of its real estate projects, have added, and will potentially continue to add, some degree of volatility to bottom-line results. The company’s core activities in wealth management, however, provide a solid and stable revenue basis with strong growth potential.

     The company’s debt leverage was held at moderate levels in past years as a number of its acquisitions were largely funded through the issuance of new common equity by Dundee Wealth. Equity stood at C$727 million at Dec. 31, 2005, and is of high quality. Dundee has good internal liquidity, with cash and short-term investments of C$413 million as of year-end 2005. In addition, approximately C$75.9 million (book value) of the company’s investment portfolio was invested in marketable securities. Cash and securities as described above provided 1.4x coverage for total corporate debt excluding (secured) real estate-related debt at Dec. 31, 2005.

Outlook

The stable outlook reflects Standard & Poor’s Ratings Services’ expectation that Dundee will be able to maintain or improve its position in the Canadian wealth management sector, and will see continued earnings momentum in its 2006 operating results. Furthermore, the ratings rely on the company’s current financial leverage and debt servicing capacity, which are expected to not materially exceed (leverage) or fall below (interest coverage) their current levels.

Profile

The Dundee group of companies, through its wholly or partially owned subsidiaries and portfolio holdings, offers a variety of services primarily related to wealth management. These services are supplemented by a portfolio of investment holdings for which the company acts as an active, long-term investor. Dundee’s investment holdings are structured around the three main divisions: wealth management, real estate, and resources. The core of Dundee’s operations is its wealth management business conducted through 63.6% -owned (voting interest) Dundee Wealth and providing more than 70.0% of the group’s revenues. Dundee’s

Standard & Poor’s | ANALYSIS	2

Dundee Corporation

current structure is the result of dynamic growth combined with several acquisitions and restructurings since 1997. As the 12th-largest mutual fund company in Canada, with a market share of 2.7% of the industry mutual fund AUM at February 2006, Dundee clearly lacks the scale of the larger, established players in this field. Nevertheless, Dundee has consistently had above industry growth rates of AUM and has more than doubled its market share since 2001. Standard & Poor’s expects this growth trend to continue with opportunistic acquisitions not imminent but definitely an option.

     Dundee Wealth provides investment management, securities brokerage, financial planning, and investment advisory services to individuals, financial advisors, institutions, and corporations. Through Dundee Wealth’s 84%-owned subsidiary, DWM Inc., it owns 100% of Goodman & Co. Investment Counsel Ltd. (formerly Dynamic Mutual Funds Ltd.), Dundee Securities Corp., and Dundee Private Investors Inc., among others. In December 2003, Dundee Wealth completed the acquisition of Cartier Partners Financial Group Inc. and created one of the largest independent financial advisory forces in Canada. At Dec. 31, 2005, Dundee Wealth held about C$47 billion in AUM and assets under administration (AUA) and had approximately 2,400 financial and insurance advisors located in 657 independent offices across Canada.

     Dundee Securities Corp. and its sister companies provide a full range of retail investment, insurance, and mortgage products to clients through the services of financial advisors; and also operate a full service capital markets division offering research, corporate finance, and institutional sales and trading.

     In November 2004, Dundee Wealth Bank, a wholly owned subsidiary of Dundee, was granted a charter from the federal Minister of Finance as a Schedule I bank. On July 8, 2005, the bank received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions and began operations immediately following receipt of the order. This move underpins the group’s desire to be able to offer the full spectrum of investment products to its customers. Standard & Poor’s does not expect this area to play a major role in Dundee’s business mix but rather to serve as a catalyst to foster existing or attract new customer relationships.

     In November 2005, Dundee Wealth acquired investment firm KL Nova Financial Ltd. in an all-stock deal worth C$23.7 million. KL Nova, formed by former National Bank Financial senior executives Kym Anthony and Lawrence Haber, specializes in developing investment products based on structured finance methodologies and alternative asset management. The business will complement the product shelf of Dundee Wealth. With the company still in the start-up phase, initial revenue contribution is expected to be limited and retained risks such as first loss pieces or guarantees are immaterial.

     The real estate segment consists of the land and housing operations of 86%-owned subsidiary Dundee Realty Corp. (Dundee Realty) and Dundee’s 31% interest in Dundee Real Estate Investment Trust (Dundee REIT). Dundee Realty’s operating business includes land development operations in Toronto; Saskatoon, Sask.; Regina, Sask.; Edmonton, Alta.; Calgary, Alta.; and Colorado. Dundee holds significant land inventory positions for future development in the aforementioned cities, which it intends to expand further. Activities in this segment tend to be rather large and project-driven. Although exposures are usually sizable and not meaningfully diversified, Dundee Realty has proven to be a successful and prudent opportunistic player in high-profile projects with strong demand and limited residual risks.

     Dundee REIT is an unincorporated, open-ended real estate investment trust, owning approximately C$1.3 billion of high quality, affordable office, industrial, and retail assets totaling approximately 15.9 million square feet of gross leasable area. Its portfolio is reasonably well-diversified and located in major Canadian cities (such as Toronto; Ottawa, Ont.; Montreal, Que.; and Calgary and Edmonton) and aims to provide unitholders with a

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Dundee Corporation

stable and growing return on investment. As the Dundee REIT has a monthly distribution, cash flows from this investment to Dundee are recurring, relatively predictable, and steady.

     Dundee’s resources segment consists of holdings in a variety of entities, including 51.8% -owned subsidiary Eurogas Corp., 21.0% -owned Dundee Precious Metal Inc., a 19.7% stake in Breakwater Resources Ltd., and an 18.6% interest in Great Plains Exploration Inc. This portfolio remains relatively concentrated and market values, given the nature of the businesses, tend to be very volatile. Dundee takes an active role in the development of the companies it owns, and assumes its investment positions for the long term. As such, fluctuations of market prices are expected and can be significant. Typically, these companies are equity-financed and do not add financial leverage to Dundee group.

Ownership And Legal Status

Dundee is majority-owned by its founder and CEO, Ned Goodman, who holds a 69% voting interest as at Dec. 31, 2005. Mr. Goodman is an experienced security analyst, portfolio manager, and business leader with almost 40 years’ experience in the Canadian wealth management arena. Standard & Poor’s believes that the high-level involvement of the majority owner adds an extra level of comfort and commitment to the future course of the company.

     There are four minority shareholders with significant investments in Dundee: Jodamada Corp., holding 13.2% of the voting rights; Private Capital Management, a U.S.-based money manager with 3.4%; Canadian mutual fund company AIC Ltd., holding a 2.2% voting interest in Dundee; and Gluskin Sheff + Associates Inc., holding a 1.9% voting interest. Their interests are solely investment based with no involvement into Dundee’s operational business. The approximately 10% remaining shares are free float.

     The Caisse de dépôt et placement du Québec (CDP; AAA/Stable/A-1+) remains a minority shareholder of Dundee Wealth’s underlying businesses through its 16% ownership of DWM Inc., an intermediate holding company. CDP became a minority shareholder following its sale of StrategicNova Inc. to Dundee Wealth in October 2002.

     Dundee owns 63.6% (voting interest) of its primary financial service subsidiary, Dundee Wealth. Both Dundee and Dundee Wealth are publicly traded companies listed on the Toronto Stock Exchange (DBC.SV.A; DW).

Standard & Poor’s | ANALYSIS	4

Dundee Corporation

Dundee Corp. Inc. Corporate Structure

Jodamada Corp.
Ned Goodman (CEO)
Private Capital Management, LP
Gluskin Sheff + Associates Inc.
13.2%
69%
3.4%
1.9%
AIC
2.2%
Dundee Corp.
10.3%
Free Float
Resources
Wealth Management/ Financial Services
Real Estate
100%
100%
86.4%
30.6%
Dundee Resources Ltd. (Investment Portfolio)
Eurogas Corp. - 51.8% (*)
Great Plains Exploration Inc. - 11%
Dundee Precious Metals Inc - 21.2%¶
Breakwater Resources Ltd. - 18.6%¶
Corona Gold Corp. - 27.1%
Valdez Gold Inc. - 33.9%
Dundee Realty Corp.
Dundee Real Estate Investment Trust
50%
50%
Dundee Realty Management Corp.
63.6%
Dundee Wealth Management Inc.
Dundee Wealth BHC
83.7%
100%
DWM Inc.
16.3%
Caisse de Depot
Dundee Bank
100%
Dundee Wealth Bank
100%
100%
Goodman & Co., Investment Counsel Ltd.
100%
Dundee Securities Corp.
100%
Dundee Private Investors Inc.
100%
Dundee Mortgage Services Inc.
100%
Dundee Insurance Agency Ltd.

(*) Fully funded.
¶ Accounted for on an equity basis.

Strategy

Dundee’s business strategy centers on building and expanding a fully integrated wealth management business. Its absolute credo is to gather and increase fee-paying AUM and to outpace the market on a relative basis, which it has consistently done in past years as measured by mutual fund AUM. Dundee wants to be able to offer all services related to wealth management by establishing a corporate infrastructure consisting of investment, product creation, distribution, and operational functions. Future expansion will be achieved through

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Dundee Corporation

a combination of organic growth and further acquisitions. Standard & Poor’s does not expect the company’s history of acquisitions to continue at the same pace, and more focus will be put on organic growth.

     In a highly competitive environment like the mature Canadian wealth management industry, organic growth can provide only limited growth potential. As such, Dundee has identified and taken advantage of several opportunities to grow and diversify its business through acquisitions in the past eight years. In its current form, Dundee is the result of several acquisitions and integrations of financial advisors since 1998. In 2006, Dundee will complete a two-and-A-half year major systems overhaul to consolidate all existing predecessor systems into one common, state-of-the-art structure. Although this project has so far cost the company increased administrative expenses of C$23.4 million, the company will benefit from future efficiency gains and potentially have greater appeal to customers.

     In an ongoing effort, the company will strive to leverage off its existing customer base. In particular, Cartier’s asset base was primarily the thinner margined AUA, versus the higher margined AUM. The acquisition by Dundee Wealth has created the opportunity to migrate these assets to internally managed funds that carry better margins, and this is expected to contribute to the favorable growth in EBITDA. Dundee’s organic growth should be supported by the market’s perceived long-term growth as fees are based on AUM and AUA.

     Dundee’s most recent establishment of a Canadian federal bank should be seen as a further step to round out its product mix and also as an opportunity to offer its customers the full scale of available investment options. At the same time, Standard & Poor’s does not expect this area to grow to any significant size. Incremental risks from banking activities are immaterial at this juncture.

     Dundee’s reorganization of its real estate business in 2003 by way of a Plan of Arrangement under the Business Corporations Act (Ontario), is a positive factor in Dundee’s efforts to diversify its product base and improve its quality of earnings. Although these activities lack a certain scale and are often opportunistic in nature, the impact on the company’s financials has been instantly positive. In its analysis, however, Standard & Poor’s assigns more weight to the recurring and more predictable elements of Dundee’s business such as the wealth management operations, but acknowledges that the resources and real estate side might add significantly to the company’s bottom line results (and has done so in the past).

Accounting

Variable interest entities

At Jan. 1, 2005, Dundee adopted the Canadian Institute of Chartered Accountants’ (CICA) accounting guideline 15 (AcG-15) on the consolidation of variable interest entities (VIEs). Under this guideline, Dundee is required to consolidate such investments when it is exposed to a majority of the expected losses, or when it benefits from a majority of the expected residual returns, generated by the VIEs. In October 2005, Dundee’s real estate division increased the share of financing provided to The Distillery Historic District and as a result became the primary beneficiary in the ownership arrangement. As a consequence, Dundee now fully consolidates all remaining assets and liabilities, operations, and cash flows of the project. The company’s balance sheet now includes real estate debt of C$121.0 million (in December 2004 it was C$62.5 million), which had a negative effect on Dundee’s financial leverage ratios. All additional debt is project-related and secured by the underlying properties. Standard & Poor’s does not include such debt in the calculation of its leverage ratios.

     In 2005, CICA issued a decision summary clarifying the accounting treatment in relation to balances from unsettled trades with a single counterparty. Dundee reviewed the practices of its broker subsidiary and

Standard & Poor’s | ANALYSIS	6

Dundee Corporation

concluded that gross presentation of pending securities trades with a single counterparty is required when settlement is not expected to be simultaneous. As a result, client accounts receivable and client deposits and related liabilities were increased by C$52.8 million in 2005, and by C$11.1 million in 2004. This has had no ratings impact.

     In 2005, Dundee’s wealth management segment reclassified expenses included in variable compensation cost to trailer service fees for fiscals 2004 and 2005. The change had no impact on total expenses or on earnings. Comparisons of 2005, 2004, and previous years’ results of variable compensation cost and trailer service fees are limited. The change aligns Dundee’s treatment of trailer service fees paid to internal and external financial advisors. Previously, trailer service fees paid to financial advisors from the investment management division of Dundee Wealth were included in variable compensation cost.

Profitability

Following many years of dynamic acquisitions and restructurings, Dundee’s current earnings mix and diversification have clearly improved since about 2003. Revenue and cash flow generation, as measured by EBITDA, is strong, and debt service capacity is sound. Dundee’s ancillary activities, namely its resources investment portfolio and certain aspects of its real estate projects, have added and will potentially continue to add some degree of volatility to bottom-line results. The company’s core activities in wealth management, however, provide a solid and stable revenue basis with strong growth potential.

     The company earns its revenues primarily from its growing core business in the form of management fees associated with its AUM and financial services. Commission revenues are dependent on the level of sales activity while the level and growth of AUA directly translate into growth of trailer service revenues. As such, Dundee’s revenues are correlated with the direction of the capital markets as these markets influence the level of AUA and the number of investment transactions.

     Dundee’s earnings mix is increasingly supplemented by revenues from real estate activities and investment income from its own corporate investments, which should somewhat lower Dundee’s dependence on equity market movements.

     Dundee Wealth’s revenue growth benefited strongly from a more than 30% increase in AUM in 2005. Management revenues increased 28% to C$286 million. Total revenues from wealth management were C$659 million in 2005 and represented more than 70% of the group’s total revenues. In 2005, Dundee decided to integrate its various systems platforms relating to and operated by previously acquired businesses into one common system. As a result, Dundee Wealth recorded an integration and system conversion cost of C$23.4 million in 2005, translating into a cost income ratio of 80% at the Dundee Corp. level. Adjusting for this extraordinary item, EBITDA increased by about 20% to C$139.6 million in 2005 compared with C$116.0 million in 2004. Management fees as a percentage of AUM were 1.7% in 2005. Dundee does not believe that there are advantages to being the lowest cost provider in the Canadian industry and has reached a position comfortably in the middle of the range.

     Dundee Realty increased its revenues by 47% in 2005 to about C$250 million, which represents about 27% of the group’s total revenues. The land business contributed the lion’s share with C$131.0 million or 52% of real estate revenues and C$50.6 million to the bottom line. The company’s condominium projects, such as Opus Tower, The Distillery Historic District, and its Colorado activities, yielded C$91.0 million or 36% of real estate revenues and C$7.7 million bottom-line profit in 2005. Dundee’s 33% share in Dundee REIT produced C$9.9 million in equity earnings in 2005. During 2005, Dundee received total distributions of C$19 million from Dundee REIT, but continues to receive such

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Dundee Corporation

distributions in additional units. Structured as a revenue-producing portfolio, the REIT typically distributes at least 80% of distributable income to its unitholders, thus providing them with stable, recurring cash flows.

     In 2005, the resources investments contributed C$10.7 million to net income before taxes, of which C$7.0 million was in the form of equity earnings. This compares with C$28 million and C$2 million, respectively, in 2004. In both years, the company generated investment income (C$5.5 million in 2005 and C$25.5 million in 2004) from dispositions of noncore holdings.

     In total, Dundee has produced C$215 million of EBITDA in 2005 and increased its net income by about 16% to C$76 million. This means EBITDA interest coverage remains in the double digits at 10.3x and ROE is at 11%.

Finances

The company’s debt leverage was held at moderate levels in previous years as several of its acquisitions were largely funded through the issuance of new common equity by Dundee Wealth. Equity is of high quality, cash flow generation is strong, and coverage of interest expenses is adequate.

     Adjusting for C$121 million of real estate debt, which is secured by charges on the underlying properties, corporate debt represented 18.3% of tangible assets in 2005, compared with about 15.0% the year before. Total common equity as of Dec. 31, 2005, was C$727 million, up 10.5% (from C$658 million) as of Dec. 31, 2004, reflecting strong operating and equity accounted earnings during this period. At Dec. 31, 2005, 19% of the company’s total assets of C$2.4 billion were made up of goodwill and other intangibles. Following the Cartier acquisition in 2003, goodwill and other intangible assets increased by C$240.8 million to C$465.0 million. Tangible equity (common equity plus minority interest minus goodwill and other intangibles) stood at C$662 million or 1.4% of AUM plus AUA at Dec. 31, 2005. This compares favorably with other asset management companies, which typically carry high amounts of goodwill on their balance sheets. Standard & Poor’s considers the quality of Dundee’s equity capital as strong and a positive ratings factor because it is made up entirely of common equity and retained earnings.

     Major sources of debt are the company’s public debenture outstanding of C$150.0 million, due in September 2007; a C$100.0 million secured call loan facility for Dundee Securities, of which C$33.0 million was drawn as at Dec. 31, 2005; an unsecured, revolving credit facility of more than C$100.0 million, C$83.5 million of which was drawn at Dec. 31, 2005; a revolving credit facility in Goodman & Co. of C$22.3 million, C$3.3 million of which was drawn at Dec. 31, 2005; and real estate debt of C$121.0 million as of Dec. 31, 2005. In June 2005, Dundee issued C$100 million of unsecured, subordinated debentures, which are exchangeable at the option of the holder, into a certain amount of units of Dundee REIT. The company has placed approximately 3.3 million units of Dundee Properties Ltd. into escrow; each unit is convertible into a Dundee REIT unit on a one-for-one basis.

     EBITDA-to-interest expense has shown a favorable trend since 2002, remaining consistently in the mid-to-low double-digit area in the past three years. There is no double leverage; that is, the holding company raising debt to finance equity in its subsidiaries.

     Dundee has good internal liquidity, with cash and short-term investments of C$413 million as of year-end 2005. In addition, approximately C$75.9 million (book value) of the company’s investment portfolio was invested in marketable securities. Cash and securities, as described above, provided 1.4x coverage for total corporate debt excluding real estate-related debt and slightly more than 1.0x coverage including real estate-secured debt at Dec. 31, 2005.

Standard & Poor’s | ANALYSIS	8

Dundee Corporation

     Although most of its corporate investments of C$387 million are of a long-term, strategic nature and fairly illiquid, Dundee holds C$149 million in Dundee REIT units that also could provide additional liquidity. Dundee’s liquidity position is supported by strong cash flow generation capacity mainly from its wealth management business, which has contributed C$215 million, C$203 million, and C$194 million of EBITDA in 2005, 2004, and 2003, respectively. The company currently makes no use of borrowings to fund deferred sales commissions (limited partnership or securitization vehicles), and any balances outstanding represent the residual borrowings assumed from mutual fund operations that have been acquired. The carrying value of the deferred sales commission was C$141 million as of Dec. 31, 2005.

     The company maintains a share repurchase program rather than a regularly scheduled dividend payment plan to allow management more flexibility in controlling the level of its balance-sheet capital. Dundee currently has a share buyback program for up to 5% of its common shares.

Dundee Corp. Financial Summary (cont.'d)
	2005	2004	2003	2002	2001
(Thou. C$ )
Assets under	19,299,000.0	14,532,000.0	12,000,000.0	8,632,000.0	6,482,000.0
management (AUM)
Assets under	27,807,000.0	26,932,000.0	26,420,000.0	8,700,000.0	6,600,000.0
administration (AUA)
Total revenues	933,661.0	822,287.0	488,050.0	283,695.0	248,680.0
Management fees	34.5	29.0	40.0	46.0	45.5
(%)
Distribution fees	1.3	1.3	2.2	3.7	4.2
(%)
Transfer agent	0.0	0.0	0.0	0.0	0.0
fees (%)
Financial services	34.4	40.0	30.5	44.1	46.5
(%)
Real estate	26.8	20.7	15.9	0.0	0.0
revenue (%)
Investment	3.0	8.5	9.1	3.9	3.4
income (%)
Oil and gas sales,	0.0	0.5	2.3	2.4	0.4
net of royalties
(%)
Net income	76,351.0	65,833.0	120,910.0	50,256.0	(56,965.0)
EBITDA/interest	10.3	13.9	12.1	9.3	(0.2)
expense (x)
EBIT/interest expense	7.4	10.6	8.9	6.2	(3.6)
(x)
Total assets	2,369,640.0	1,758,723.0	1,738,230.0	1,199,992.0	1,050,132.0
Total debt	473,100.0	255,639.0	295,622.0	238,628.0	203,799.0
Total common equity	727,039.0	658,010.0	596,635.0	478,966.0	445,855.0
Total tangible equity*	661,768.0	499,074.0	377,427.0	379,509.0	392,810.0
Debt/common equity	65.1	38.9	49.5	49.8	45.7
(%)
Pre-tax income/AUM	0.3	0.3	0.3	0.4	(0.5)
and AUA (%)

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Dundee Corporation

Dundee Corp. Financial Summary (cont.'d)
	2005	2004	2003	2002	2001
Pre-tax income/AUM	0.7	1.0	1.0	0.8	(1.0)
(%)
Operating	1.6	1.5	0.9	1.3	1.5
expenses/AUM and
AUA (%)
Operating	3.9	4.3	2.8	2.6	3.1
expenses/AUM (%)
Total common	1.5	1.6	1.6	2.8	3.4
equity/AUM and AUA
(%)
Intangibles/total	19.0	25.7	26.8	17.3	8.6
assets (%)

*Tangible equity = common equity + minority interest - goodwill & other intangible assets.

Standard & Poor’s | ANALYSIS	10

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DUNDEE CORPORATION

Registrar and Transfer Agent

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Toll Free: 1.800.564.6253
Fax: 1.888.453.0330
Email: service@computershare.com

Executive Office

Scotia Plaza, 55th Floor
40 King Street West
Toronto, Ontario M5H 4A9

Stock Listing

The Toronto Stock Exchange

Stock Symbol

DBC.SV.A

MOE 111 1642.0406.DC

www.dundeecorporation.com